UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release: November 8, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: November 9, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1

NEWS RELEASE
RARE ELEMENT RESOURCES LTD
NYSE-Amex: REE & TSX-V: RES
November 8, 2010
Ref: 28-2010



Rare Element receives $5.8 million and implements a shareholder rights plan

Vancouver B.C. - **Rare Element Resources Ltd. (TSX-V: RES and NYSE-Amex: REE) (the "Company"** or **"Rare Element")** received an additional $5,842,210 from the exercise of stock options, warrants and agent's options between July 1, 2010 and October 31, 2010.

Rare Element currently has 34,840,965 common shares issued and outstanding, and 39,327,823 common shares outstanding on a fully diluted basis. Rare Element has approximately $12.6 million in cash and no debt as of October 31, 2010.

Rare Element now has 4,486,858 "in-the-money" warrants and options outstanding which, if exercised, will contribute an additional $11.6 million to the Company.

Location of Annual General and Special Meeting to be held on December 13, 2010 and Shareholder Rights Plan

The annual general and special meeting of the Company's shareholders will be held on Monday, December 13, 2010 at 10:00 a.m. (Pacific Standard Time) at the Vancouver Club, located at 915 West Hastings Street, Vancouver, BC, Canada. Shareholders of record as at the close of business on October 28, 2010 are entitled to notice of, and to vote at, the meeting.

The Board of Directors proposed to add a Shareholder Rights Plan agreement (the "Plan") and the Plan, subject to regulatory approval, will be put to a shareholder vote at the upcoming shareholder meeting.

The purpose of this Plan is to ensure the fair treatment of all Rare Element shareholders in connection with any possible future takeover bids for the outstanding common shares of the Company. It also allows the Board and the shareholders adequate time to properly evaluate and assess a takeover bid without facing undue pressure or coercion. The Plan is similar to the plans adopted by other Canadian companies and a copy of the Plan will be filed on SEDAR.

The Plan has not been adopted in response to, or in contemplation of, any specific proposal to acquire control of Rare Element. The Plan provides the Board with additional time to consider any takeover bid and, if applicable, to explore alternative transactions in order to maximize shareholder value. The Plan is not designed to prevent takeover bids that treat Rare Element shareholders fairly. Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interest of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of as takeover bid circular prepared in compliance with applicable securities laws and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of Rare Element at a significant discount to the market price of the common shares at that time.

Rare Element Resources Ltd (TSX-V: RES & NYSE-Amex: REE*)* is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD
Donald E. Ranta, PhD, PGeo, President & CEO
For information, refer to the Company's website at www.rareelementresources.com or contact:
Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com
Donald E Ranta, (604) 687-3520 don@rareelementresources.com